NIOGOLD DISCOVERS HIGH-GRADE GOLD ZONE AT MARBAN
WITH INTERSECTIONS OF 18.11 G/T AU OVER 3.7 METRES AND
31.68 G/T GOLD OVER 2.2 METRES

Val-d’Or, Quebec, November 5, 2008: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt:NG1) (“NioGold”) is pleased to report on the 2008 diamond drilling program on the Marban Block property located in the Malartic Gold Camp, Abitibi region, Quebec, where the Company has completed 61 holes for 20,900 metres (MB-08-32 to MB-08-92) in 2008 over the former Marban Mine sector. Results for holes MB-08-32 to MB-08-57 were previously released.

Assay results were received for 7 holes (MB-08-069 to MB-08-75) that targeted the near surface Wedge Zone (WZ) and the dip extensions of the Mine Zones (MZ). A high-grade gold mineralised structure was discovered within the hangingwall ultramafic units (HWUM) located above and to the north of the WZ. Best results include:

•

MB-08-070:

6.91 g/t Au over 1.2 metre (HWUM)

•

MB-08-071:

6.14 g/t Au over 2.4 metre (WZ)

•

MB-08-072:

18.11 g/t Au over 3.7 metres (HWUM)

•

MB-08-073:

31.68 g/t Au over 2.2 metres (HWUM)

•

MB-08-074:

7.65 g/t Au over 4.6 metres included in 1.06 g/t Au over 73.4 metres (MZ)

•

MB-08-075

16.60 g/t Au over 1.2 metre (HWUM)

The Company is very excited with the results that once again prove the potential for the discovery of high-grade zones over the Marban Mine sector. Drilling since late 2006 has confirmed that the Marban gold mineralised system is much larger than previously known with the:

·

Discovery of the near surface gold mineralisation within the WZ and HWUM;

·

extension of the MZ up to 500 metres to the west (West Extension target);

·

deep drilling that returned notable gold intersections up to depths of -700 metres;

·

East extension of the system not yet investigated.

Results for holes MB-08-069 to MB-08-075 are tabled on the next page. Results for holes MB-08-58 to MB-08-068, drilled over the West Extension target, are being compiled. Reported intervals are in core lengths but are inferred to be close to true width as the holes were drilled perpendicular to the general structural trend. Readers are invited to review the Marban drilling surface plan and schematic cross-section available at www.niogold.com/marban.

MARBAN WEDGE ZONE SECTOR – 2008 DRILLING RESULTS

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Zone / Unit	From (m)	To (m)	Core Length (m)	Grade (g/t Au)
MB-08-069	0+50 E	0+50 N	180°	-63°	224.0	NSA
MB-08-070	2+00 E	2+80 N	180°	-70°	607.0	HWUM	226.4	227.6	1.2	6.91
MB-08-071	2+00 E	2+40 N	180°	-68°	351.0	WZ	293.0	295.4	2.4	6.14
MB-08-072	2+00 E	1+50 N	180°	-64°	268.0	HWUM	87.0	90.7	3.7	18.11
						WZ	195.6	268.0	72.4	0.77
						including	239.6	240.8	1.2	5.12
MB-08-073	1+50 E	2+35 N	180°	-66°	408.0	HWUM	95.2	97.4	2.2	31.68
						HWUM	156.4	161.2	4.8	2.17
MB-08-074	1+50 E	2+35 N	180°	-56°	296.0	MZ	222.8	296.2	73.4	1.06
						including	224.0	225.2	1.2	5.69
						Including	279.8	284.4	4.6	7.65
MB-08-075	1+50 E	1+75 N	180°	-55°	293.0	HWUM	80.0	92.0	12.0	2.04
						including	81.2	82.4	1.2	16.60
						MZ	212.0	249.2	37.2	0.95
						including	245.6	246.8	1.2	5.02

Note: Mineralisation within the Marban mine area is divided into several recognised structural zones or units; MS=Mine Sequence (undetermined zone), MZ=Mine Zones, HWZ=Hangingwall Zone, HWUM=Hangingwall Ultramafic Units, FWZ=Footwall Zone, FWUM=Footwall Ultramafics Units, GD=Granodiorite, UW= Upper Wedge, LW= Lower Wedge, WZ= Wedge Zone.

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones. The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic Mine site. The core was photographed for reference, logged and mineralised sections were sawed in half. Sample lengths vary between 0.5 to 1.5 metres. Half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory. The remaining core is stored on site for reference. Samples were assayed by the fire-assay method using an atomic absorption finish on a 50- gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results. The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au. As well, 5% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice- President and Qualified Person as defined by National Instrument 43-101. The drilling is being conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, Abitibi, Quebec. The camps have produced over 27 million ounces of gold and presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO	Rock Lefrancois, P.Geo., Vice-President
miversonna@niogold.com	rocklefrancois@niogold.com
Tel: (604) 856-9887	Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.